

Mail Stop 6010

September 25, 2007

Mr. Anthony P. Deasey
Vice President, Finance and Chief Financial Officer
Celsion Corporation
10220-L Old Columbia Road
Columbia, MD 21046

        Re: **Celsion Corporation**
               Form 10-K for the year ended December 31, 2006
               Filed March 27, 2007
               File No. 000-14242

Dear Mr. Deasey:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Martin F. James
                        Senior Assistant Chief Accountant